UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Spring Creek Acquisition Corp.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G8374R112
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		548,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		548,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	548,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.48%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 ordinary shares (“Ordinary Shares”) of Spring Creek Acquisition Corp. (the “Issuer”) outstanding as of March 11, 2009 as reported in the Issuer’s definitive proxy statement.

1	NAMES OF REPORTING PERSONS Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		109,760

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		109,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	109,760

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.69%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 ordinary shares (“Ordinary Shares”) of Spring Creek Acquisition Corp. (the “Issuer”) outstanding as of March 11, 2009 as reported in the Issuer’s definitive proxy statement.

1	NAMES OF REPORTING PERSONS Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		439,040

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		439,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	439,040

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.79%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 ordinary shares (“Ordinary Shares”) of Spring Creek Acquisition Corp. (the “Issuer”) outstanding as of March 11, 2009 as reported in the Issuer’s definitive proxy statement.

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		548,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		548,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	548,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.48%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 ordinary shares (“Ordinary Shares”) of Spring Creek Acquisition Corp. (the “Issuer”) outstanding as of March 11, 2009 as reported in the Issuer’s definitive proxy statement.

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		548,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		548,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	548,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.48%**

14	TYPE OF REPORTING PERSON

	IN
** This calculation is based on 6,468,750 ordinary shares (“Ordinary Shares”) of Spring Creek Acquisition Corp. (the “Issuer”) outstanding as of March 11, 2009 as reported in the Issuer’s definitive proxy statement.

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $.001 per share (the “Ordinary Shares”), of Spring Creek Acquisition Corp., a Cayman Islands company (the “Issuer”). The address of the principal executive office of the Issuer is 10F, Room #1005, Fortune Int’l Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, People’s Republic of China.
Item 2. Identity and Background
(a),(f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company ( “Credit Opportunities Fund”); (iii) Victory Park Special Situations Master Fund, Ltd., a Cayman Islands exempted company ( “Special Situations Fund”, and, together with Credit Opportunities Fund, the “Funds”); (iv) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (v) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated April 8, 2009, a copy of which is attached hereto as Exhibit 3.

(b)	The business address of each of the Reporting Persons, other than the Funds, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Funds is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Funds, which are the record holders of the Ordinary Shares reported on the cover pages hereof (the “Subject Shares”). Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Funds purchased the Subject Shares for a total consideration of $4,318,800. The source of funds for such transaction was derived from the capital of the Funds.
Item 4. Purpose of Transaction
The Issuer has stated in filings with the Securities and Exchange Commission that it was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Greater China. As described in the Issuer’s definitive proxy statement contained in a Form 6-K filed with the Securities and Exchange Commission on March 11, 2009, and as supplemented on March 26, 2009 and April 6, 2009, the Issuer is currently seeking approval from holders of its Ordinary Shares of its proposed business combination (the “Business Combination”) with AutoChina Group, Inc. (“AutoChina”) pursuant to the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and the Issuer (the “Share Exchange Agreement”).

As part of these arrangements, the Issuer has negotiated with the Reporting Persons to explore the means by which a sufficient number of the Issuer’s public Ordinary Shares could be purchased so that such shares would not exercise their conversion rights with respect to such purchased shares and the Business Combination could be approved by the Issuer’s shareholders. Accordingly, simultaneously with the purchase by the Funds from stockholders of the Issuer of an aggregate of 548,800 Ordinary Shares at a purchase price of approximately $7.86 per share, the Funds entered into a Put and Call Agreement pursuant to which the Issuer agreed to be obligated to purchase (the “put option”), and the Funds agreed to be obligated to sell (the “call option”), the Ordinary Shares purchased at an exercise price of $8.40 per share. The put option may be exercised during the two week period commencing on the six month anniversary of the date of the agreement and the call option may be exercised at any time until the put option can be exercised. Upon the closing of the Business Combination, the Issuer paid an additional option fee of $57,624.
Item 5. Interest in Securities of the Issuer
(a), (b)	Based upon the March 11, 2009 definitive proxy statement of the Issuer, 6,468,750 Ordinary Shares were outstanding as of March 11, 2009. Based on the foregoing, the Subject Shares represented approximately 8.48% of the Ordinary Shares outstanding as of such date.

Capital Advisors, as the investment manager of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(c)	On April 8, 2009, the Funds simultaneously purchased 548,800 Ordinary Shares for a purchase price of approximately $7.86 per share from stockholders of the Issuer in open market transactions.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On April 8, 2009, the Funds entered into a Put and Call Agreement (the “Agreement”) with the Issuer and AutoChina simultaneously with the purchase of 548,800 Ordinary Shares from current shareholders of the Issuer. Pursuant to the Agreement, the Issuer agreed to be obligated to purchase, and the Funds agreed to be obligated to sell, an aggregate of 548,800 Ordinary Shares at an exercise price of $8.40 per share. The Issuer’s call option has an initial term commencing on the date of the Agreement and ending on the last day of the two week period commencing on the six month anniversary of the Agreement. In addition, the Issuer granted the Funds a put option to require the Issuer to buy from such Funds any or all of the Ordinary Shares owned by such Funds at an option price of $8.40 per share during the two week period commencing on the six month anniversary of the Agreement. In addition, the Issuer, AutoChina and the Funds simultaneously entered into an escrow agreement pursuant to which an escrow agent shall hold $4,607,176 to secure payment of the option price pursuant to the Agreement.
To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Put and Call Agreement dated April 8, 2009 by and among the Issuer, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina Group, Inc. and James Sha

2.	Escrow Agreement dated April 8, 2009 by and among the Issuer, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina Group, Inc. and Loeb & Loeb LLP

3.	Joint Filing Agreement, dated as of April 8, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2009

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Attorney-in-Fact

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

EXHIBIT INDEX

1.
Put and Call Agreement dated April 8, 2009 by and among the Issuer, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina Group, Inc. and James Sha

2.
Escrow Agreement dated April 8, 2009 by and among the Issuer, Victory Park Special Situations Master Fund, Ltd., Victory Park Credit Opportunities Master Fund, Ltd., AutoChina Group, Inc. and Loeb & Loeb LLP

3.	Joint Filing Agreement, dated as of April 8, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.